Exhibit 99.1

Press Release

GasLog Ltd. Announces Availability of its Annual Report on Form 20-F For the Year Ended December 31, 2023 and Declares Dividend on Series A Preference Shares

Hamilton, Bermuda, March 7, 2024, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG-PA), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, http://www.gaslogltd.com, in the “Investor Relations” section under “SEC Filings”.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2023 audited financial statements, free of charge by contacting:

Email: ir@gaslogltd.com

In addition, GasLog announced today a dividend of $0.546875 per share on its 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, payable on April 1, 2024 for all shareholders of record as of March 31, 2024.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 37 LNG carriers (32 on the water, four under construction and one vessel ready to be sold as a floating storage and regasification unit, or “FSRU”).

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